UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 5, 2016

KLA-TENCOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-09992	04-2564110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Drive, Milpitas, California 95035

(Address of principal executive offices, including zip code)

(408) 875-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

This Current Report on Form 8-K is being filed pursuant to a memorandum of understanding regarding the proposed settlement of certain litigation relating to the Merger Agreement (as defined below). As more fully described in the definitive joint proxy statement/prospectus dated January 13, 2016 (the “Joint Proxy Statement/Prospectus”) of KLA-Tencor Corporation (“KLA”) and Lam Research Corporation (“Lam”), certain legal actions against KLA, the members of the KLA board of directors (the “KLA Board”), Lam, Topeka Merger Sub 1, Inc. (“Merger Sub 1”), and Topeka Merger Sub 2, Inc. (“Merger Sub 2”) were brought in connection with the Agreement and Plan of Merger and Reorganization, dated October 20, 2015, by and among Lam, KLA, Merger Sub 1, and Merger Sub 2 (the “Merger Agreement”). These legal actions consist of (i) the action captioned Rooney v. Wallace, et al., Case No. 11700, pending in the Court of Chancery in the State of Delaware (the “Rooney Action”), (ii) the action captioned Hedgecock v. KLA-Tencor Corp., et al., Case No. 115CV287329, pending in the California Superior Court for Santa Clara County (the “Hedgecock Action”), (iii) the action captioned Karr v. KLA-Tencor Corp., et al., Case No. 115CV287331, pending in the California Superior Court for Santa Clara County (the “Karr Action”), and (iv) the action captioned Spoleto Corp. v. Wallace, et al., Case No. 115CV289552, pending in the California Superior Court for Santa Clara County (the “Spoleto Action,” and together with the Rooney Action, the Hedgecock Action, and the Karr Action, the “Actions”). The Hedgecock Action and the Karr Action were brought in October 2015; the Rooney Action was brought in November 2015; and the Spoleto Action was brought in December 2015.

Each of the Actions challenges the proposed sale of KLA to Lam as a putative class action filed on behalf of KLA’s stockholders. The Actions collectively allege that (i) the KLA Board breached their fiduciary duties by, among other things, causing KLA to agree to a merger transaction with Lam, Merger Sub 1, and Merger Sub 2 (the “Lam Group”) at an unfair price and pursuant to an unfair process, and making disclosures concerning the transaction that are materially misleading, and (ii) KLA and the Lam Group aided and abetted such breaches. The plaintiffs in each of the Actions seek to enjoin or rescind KLA’s transaction with the Lam Group, as applicable, as well as an award of damages and attorney’s fees, in addition to other relief.

Agreement in Principle to Resolve Merger-Related Litigation

On February 5, 2016, an agreement in principle was reached with the plaintiffs in the Rooney Action, Hedgecock Action, and Spoleto Action to settle those actions. Pursuant to the agreement in principle, as set forth in a signed memorandum of understanding, the parties agreed to resolve disputed legal claims and KLA and Lam agreed to make certain supplemental disclosures regarding the proposed merger of KLA with and into a wholly-owned subsidiary of Lam, whereby KLA will become a wholly-owned subsidiary of Lam, as set forth in this Current Report on Form 8-K. None of the defendants in the Actions has admitted wrongdoing of any kind, including that there were any inadequacies in any disclosure, any breach of any fiduciary duty or aiding or abetting any of the foregoing. The agreement in principle is expected to be further memorialized in a stipulation of settlement, which will be subject to customary terms and conditions, including court approval, and will include an agreement by the plaintiffs, on behalf of a class of KLA stockholders, to provide a release of claims of KLA stockholders against KLA, Lam, Merger Sub 1, Merger Sub 2, and their respective officers and directors. The settlement will not affect the merger consideration to be paid to stockholders of KLA in connection with the acquisition of KLA by Lam or the timing of the special meetings of the stockholders of KLA and Lam. This Current Report on Form 8-K should be read in conjunction with the Joint Proxy Statement/Prospectus.

Plaintiff in the Karr Action has agreed to either dismiss his action or join the memorandum of understanding through an amendment thereto, by February 9, 2016. The proposed settlement described above is conditioned on the dismissal of the Karr Action, whether by plaintiff Karr individually or through plaintiff Karr joining the memorandum of understanding.

Supplemental and Revised Disclosures

As contemplated by the proposed settlement described above, and without admitting any wrongdoing or that the following disclosures are material or required to be made, KLA and Lam are providing certain disclosures that supplement and revise those contained in the Joint Proxy Statement/Prospectus. The supplemental and revised information provided below should be read in conjunction with the Joint Proxy Statement/Prospectus, which KLA and Lam urge you to read in its entirety. To the extent that information herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information herein supersedes the information contained in the Joint Proxy Statement/Prospectus. The supplemental and revised disclosures are as follows:

The following disclosures supplement and revise the “The Merger – Background of the Merger” portion of the Joint Proxy Statement/Prospectus:

•	The last sentence of the first paragraph under the heading “Background of the Merger” on page 50 of the Joint Proxy Statement/Prospectus is hereby replaced in its entirety to read as follows: “In addition, Lam Research and KLA-Tencor have ongoing collaborative projects to enable more compelling products for their end-customers. From time to time, representatives of Lam Research and KLA-Tencor meet to discuss those projects. In connection with those projects, Lam Research and KLA-Tencor enter into confidentiality agreements to ensure the confidentiality of their information and related discussions.”

•	The following sentence is added to the end of the second paragraph under the heading “Background of the Merger” on page 50 of the Joint Proxy Statement/Prospectus: “KLA-Tencor and Lam Research mutually agreed to include the standstill provision so that they could discuss a possible transaction collaboratively and without the threat that one party would determine to cease discussions and proceed with an acquisition that was not supported by the other party’s board of directors.”

•	The third paragraph under the heading “Background of the Merger” on page 50 of the Joint Proxy Statement/Prospectus is hereby revised in its entirety to read as follows: “On May 10, 2014, KLA-Tencor sent to Lam Research a letter stating that it was not prepared to proceed with a merger-of-equals transaction, and made a nonbinding proposal for KLA-Tencor to acquire all of the outstanding common stock and common stock equivalents of Lam Research for $73.00 per share in cash, representing a fully-diluted equity value of approximately $13 billion. KLA-Tencor and Lam Research continued to engage in discussions regarding a business combination until June 2014.”

•	The fourth paragraph under the heading “Background of the Merger” on page 50 of the Joint Proxy Statement/Prospectus is hereby revised to replace the word “for” with the words “to acquire.”

•	The sixth paragraph on page 52 of the Joint Proxy Statement/Prospectus is hereby revised to add the following as the final sentence of the paragraph: “KLA-Tencor and Lam Research mutually agreed to include the standstill provision so that they could discuss a possible transaction collaboratively and without the threat that one party would determine to cease discussions and proceed with an acquisition that was not supported by the other party’s board of directors.”

•	The seventh paragraph on page 52 of the Joint Proxy Statement/Prospectus is hereby revised to add the following immediately prior to the last sentence of the paragraph: “Among other reasons, these directors were chosen due to the length of their experience as members of the KLA-Tencor Board and their knowledge of the semiconductor equipment industry generally.”

•	The fifth full paragraph on page 53 of the Joint Proxy Statement/Prospectus is hereby revised to add the following immediately prior to the last sentence of the paragraph and to revise the last sentence of the paragraph as follows: “In this regard, the KLA-Tencor Board, together with the representatives of Wilson Sonsini, discussed that any definitive agreement with Lam Research would include a right of the KLA-Tencor Board to respond to unsolicited superior proposals received after entering into a transaction with Lam Research, thereby providing other interested parties with an opportunity to pursue an acquisition of KLA-Tencor. The Board discussed that there were only a limited number of parties that might be interested in acquiring KLA-Tencor and engaging in a wider sale process could result in rumors that might impact KLA-Tencor’s relationships with customers, suppliers, business partners and employees. Following the discussion, the KLA-Tencor Board instructed Mr. Wallace to formulate a response to Mr. Anstice, with the guidance of the KLA Transactions Subcommittee and the assistance of KLA-Tencor management, Qatalyst Partners and Wilson Sonsini, that indicated that the financial terms of Lam Research’s proposal should be improved.”

•	The third sentence of the last paragraph on page 54 of the Joint Proxy Statement/Prospectus, continuing onto page 55 of the Joint Proxy Statement/Prospectus, is hereby revised to read in its entirety as follows: “Mr. Wallace proposed that Lam Research increase its offer to at least $31.00 and 0.55 of a share of Lam Research common stock for each outstanding share of KLA-Tencor common stock, implying a value of $68.44 per share and approximately 34% pro forma ownership based on the closing price of Lam Research common stock on September 21, 2015.”

•	The fifth sentence of the last paragraph on page 54 of the Joint Proxy Statement/Prospectus, continuing onto page 55 of the Joint Proxy Statement/Prospectus, is hereby revised to read in its entirety as follows: “In a subsequent discussion on that day, Mr. Anstice stated that the Lam Research Board had not approved the submission of a revised proposal at that level, but that he would recommend that Lam Research make a proposal to acquire KLA-Tencor for $31.50 in cash and 0.5 of a share of Lam Research common stock for each share of KLA-Tencor common stock, implying a value of $65.54 per share and approximately 32% pro forma ownership based on the closing price of Lam Research common stock on September 21, 2015.”

•	The second sentence of the fourth full paragraph on page 55 of the Joint Proxy Statement/Prospectus is hereby revised to add the words “and approximately 32% pro forma ownership” immediately following the words “implying a value of $64.82 per share”.

•	The second-to-last sentence of the first paragraph on page 56 of the Joint Proxy Statement/Prospectus is hereby revised to read in its entirety as follows: “After discussion, the KLA-Tencor Board concluded that the best opportunity to maximize stockholder value at this time would be to proceed with Lam Research on an exclusive basis because, among other things, (1) Lam Research had stated that it was only willing to proceed with additional discussions if KLA-Tencor would agree to negotiate exclusively; (2) there were only a small number of parties that might be interested in acquiring KLA-Tencor; (3) engaging in a wider sale process could result in rumors that might impact KLA-Tencor’s relationships with customers, suppliers, business partners and employees; (4) conducting a wider sale process created too much risk that the proposal from Lam Research might be withdrawn; and (5) any definitive agreement with Lam Research would contain an ability for the KLA-Tencor Board to respond to unsolicited superior proposals.

The following disclosures supplement and revise the “The Merger – Opinion of Lam Research’s Financial Advisor” portion of the Joint Proxy Statement/Prospectus:

•	The paragraph under the heading “Opinion of Lam Research’s Financial Advisor” on page 67 of the Joint Proxy Statement/Prospectus is hereby revised to replace the word “Sach’s” with the word “Sachs’”.

•	The third sentence in the first paragraph under the heading “Illustrative Discounted Cash Flow Analysis” on page 69 of the Joint Proxy Statement/Prospectus (beginning with the words “Using discount rates ranging from 11.0% to 13.0%…”) is hereby deleted in its entirety and replaced with the following: “Goldman Sachs used a range of discount rates from 11.0% to 13.0% derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. Using these discount rates, reflecting an estimate of KLA-Tencor’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015, (1) estimates of the unlevered free cash flow for KLA-Tencor during the period from the last quarter of calendar year 2015 through calendar year 2020 reflected in the Forecasts; and (2) a range of illustrative terminal values for KLA-Tencor as of December 31, 2020 calculated by applying perpetuity growth rates ranging from 1.5% to 3.5% to a terminal year estimate of the unlevered free cash flow to be generated by KLA-Tencor as reflected in the Forecasts.”

•	The third sentence in the second paragraph under the heading “Illustrative Discounted Cash Flow Analysis” on page 69 of the Joint Proxy Statement/Prospectus (beginning with the words “Using discount rates from 13.0% to 15.0%…”), continuing onto page 70 of the Joint Proxy Statement/Prospectus, is hereby deleted in its entirety and replaced with the following: “Goldman Sachs used a range of discount rates from 13.0% to 15.0% derived by application of the Capital Asset Pricing Model. Using these discount rates for Lam Research on a standalone basis, which reflects an estimate of Lam Research’s weighted average cost of capital on a standalone basis, Goldman Sachs discounted to present value as of September 30, 2015, (1) estimates of the unlevered free cash flow for Lam Research during the period from the last quarter of calendar year 2015 through calendar year 2020 reflected in the Forecasts; and (2) a range of illustrative terminal values for Lam Research as of December 31, 2020 calculated by applying perpetuity growth rates ranging from 1.5% to 3.5% to a terminal year estimate of the unlevered free cash flow to be generated by Lam Research on a standalone basis, as applicable, as reflected in the Forecasts.”

•	The third sentence in the first full paragraph on page 70 of the Joint Proxy Statement/Prospectus (beginning with the words “Using discount rates ranging from 12.0% to 14.0%...”) is hereby deleted in its entirety and replaced with the following: “Goldman Sachs used a range of discount rates from 12.0% to 14.0% derived by application of the Capital Asset Pricing Model. Using these discount rates for the pro forma combined business, which reflects an estimate of weighted average cost of capital of Lam Research taking into account consummation of the merger, Goldman Sachs discounted to present value as of September 30, 2015, (1) estimates of the unlevered free cash flow to be generated by Lam Research, taking into account consummation of the merger, during the period from the last quarter of calendar year 2015 through calendar year 2020 reflected in the Forecasts including the Lam Research Synergies; and (2) a range of illustrative terminal values for Lam Research, taking into account consummation of the merger, as of December 31, 2020 calculated by applying perpetuity growth rates ranging from 1.5% to 3.5% to a terminal year estimate of the unlevered free cash flow for Lam Research, taking into account consummation of the merger, except for the Lam Research Synergies to which growth rates of 1.0% - 3.0% were applied, as applicable, as reflected in the Forecasts.”

•	The following is added as a new paragraph below the first full paragraph on page 70 of the Joint Proxy Statement/Prospectus: “General. For purposes of the illustrative discounted cash flow analysis for KLA-Tencor on a standalone basis, for Lam Research on a standalone basis, and for the pro forma combined company, stock-based compensation was treated as a cash expense.”

•	The following replaces the table that immediately follows the words “The results of these analyses are summarized as follows:” on page 73 of the Joint Proxy Statement/Prospectus:

Enterprise value as a multiple of:	Selected Companies		Lam Research (Street/Management)	KLA-Tencor (Street/Management)	ASML	Applied Materials	Tokyo Electron	ASM International
	Range	Median

CY2015E Sales	1.1x-5.2x	2.1x	1.8x/1.7x	3.3.x/3.3x	5.2x	1.8x	1.1x	2.4x

CY2016E Sales	1.1x-4.9x	2.1x	1.6x/1.5x	3.2x/3.0x	4.9x	1.8x	1.1x	2.4x

CY2017E Sales	1.1x-4.3x	2.2x	1.6x/1.3x	3.0x/2.7x	4.3x	NA	1.1x	2.2x

CY2015E EBITDA	6.2x-17.7x	10.1x	7.3x/7.1x	11.5x/11.0x	17.7x	7.9x	6.2x	12.4x

CY2016E EBITDA	5.7x-16.4x	9.4x	6.3x/6.1x	10.3x/9.2x	16.4x	7.6x	5.7x	11.1x

CY2017E EBITDA	5.5x-13.2x	9.5x	6.0x/4.8x	9.1x/7.9x	13.2x	NA	5.5x	9.5x

The following disclosures supplement and revise the “The Merger – Opinion of KLA-Tencor’s Financial Advisor” portion of the Joint Proxy Statement/Prospectus:

•	The fourth bullet point of the first paragraph under the heading “Illustrative Discounted Cash Flow Analysis” on page 78 of the Joint Proxy Statement/Prospectus is revised to add the words “approximately 166.1 million” immediately following the words “dividing the resulting amount by”.

•	The first bullet point of the first paragraph on page 79 of the Joint Proxy Statement/Prospectus is revised to delete the words “3. the cash and short-term investments of Lam Research, taking into account the mergers, estimated as of June 30, 2016”.

•	The second bullet point of the first paragraph on page 79 of the Joint Proxy Statement/Prospectus is revised to add the words “$4,182 million, the net” immediately following the word “subtracting”.

•	The disclosure under the heading “Selected Companies Analysis” beginning on page 79 of the Joint Proxy Statement/Prospectus, and continuing onto page 80 of the Joint Proxy Statement/Prospectus, is deleted in its entirety and replaced with the following:

“Qatalyst Partners compared selected financial information and public market multiples for KLA-Tencor with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in KLA-Tencor’s industry. Based upon research analyst consensus estimates for calendar year 2016, and using the closing prices as of October 20, 2015 for shares of the selected companies, Qatalyst Partners calculated, among other things, the price per share divided by the estimated earnings per share for calendar year 2016, which is referred to as the “CY2016E EPS Multiples,” and the enterprise value divided by the next twelve months estimated net operating profit after tax, of the following companies:

	CY2016E EPS Multiple (1)	Enterprise Value / Next Twelve Months Net Operating Profit After Taxes
ASML Holding N.V.	21.4	26.2
Applied Materials, Inc.	12.1	12.6
Lam Research Corporation	11.9	10.2

(1)	Market data as of October 20, 2015; estimates per Wall Street research.

Based on an analysis of the selected companies, Qatalyst Partners selected a representative EPS multiple range of 12.0x to 16.0x and applied this range to KLA-Tencor’s estimated calendar year 2016 earnings per share based on each of the KLA-Tencor Projections and the Analyst Projections. This analysis implied a range of values for KLA-Tencor common stock of approximately $46.33 to $61.78 per share based on Case 1 of the KLA-Tencor Projections, approximately $51.05 and $68.07 per share based on Case 2 of the KLA-Tencor Projections and approximately $44.52 to $59.36 per share based on the Analyst Projections.

No company included in the selected companies analysis is identical to KLA-Tencor. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of KLA-Tencor, such as the impact of competition on the business of KLA-Tencor and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of KLA-Tencor or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.”

•	The first paragraph (including the chart) under the heading “Selected Transactions Analysis” beginning on page 80 of the Joint Proxy Statement/Prospectus is deleted in its entirety and replaced with the following:

“Qatalyst Partners compared selected public transactions involving companies in the semiconductor industry announced between February 2006 and April 2014. These transactions are listed below:

Announcement Date	Target	Acquiror	Enterprise Value / Next Twelve Months Revenue (1)	Price / Next Twelve Months Earnings Per Share (1)
04/11/14	Zygo	AMETEK	—	—
09/24/13*	Tokyo Electron	Applied Materials	1.2	41.8
08/13/12	FSI International	Tokyo Electron	1.0	11.9
12/14/11	Novellus Systems	Lam Research	2.8	19.3
05/4/11	Varian Semiconductor	Applied Materials	3.5	16.7
11/17/09	Semitool	Applied Materials	1.6	25.6
02/21/08	Icos Vision	KLA-Tencor	2.9	19.2
12/10/07	SEZ Group	Lam Research	1.6	39.0
05/4/06	Applied Films	Applied Materials	1.1	59.5
02/23/06	ADE	KLA-Tencor	3.6	29.6

*	Terminated

(1)	Estimates per Wall Street research.”

The following disclosure supplements and revises the “Certain Projections of Lam Research and KLA-Tencor” portion of the Joint Proxy Statement/Prospectus:

•	The following disclosure is added immediately preceding the heading “Interests of KLA-Tencor Directors and Executive Officers in the Merger” on page 88 of the Joint Proxy Statement/Prospectus:

“Pro Forma Combined Projections and Adjusted Pro Forma Combined Projections

KLA-Tencor’s Board of Directors also reviewed the Pro Forma Combined Projections and the Adjusted Pro Forma Combined Projections set forth below. The Pro Forma Combined Projections and the Adjusted Pro Forma Combined Projections reflect Lam Research’s financial performance after taking into account the mergers based on the KLA-Tencor Case 2 Projections and the Lam Research Projections, in the case of the Pro Forma Combined Projections; the KLA-Tencor Case 1 Projections and the Adjusted Lam Research Projections, in the case of the Adjusted Pro Forma Combined Projections; and the KLA-Tencor Synergies.

Pro Forma Combined Projections

(in millions)	Q3-Q4 CY2016	CY2017	CY2018	CY2019	CY2020
Non-GAAP Operating Income (1)	$1,347	$3,248	$3,529	$3,752	$3,931
Less: Income Taxes on Non-GAAP Operating Income	$(232)	$(603)	$(654)	$(695)	$(763)
Non-GAAP Net Operating Profit After Taxes	$1,115	$2,645	$2,876	$3,057	$3,168
Less: Capital Expenditure	$(137)	$(316)	$(337)	$(351)	$(364)
Add: Depreciation	$116	$247	$257	$267	$277
Add: Stock-Based Compensation	$95	$197	$210	$223	$231
Add: (Increase) / Decrease in Working Capital	$(17)	$(244)	$(82)	$(52)	$(55)
Add: Other Cash Flow Items	$(11)	$170	$63	$65	$60
Unlevered Free Cash Flow	$1,161	$2,699	$2,987	$3,210	$3,317

(1)	Non-GAAP Operating Income is defined as operating income excluding acquisition-related, restructuring, severance and other related charges, and is not a calculation provided for under GAAP. Non-GAAP Net Operating Profit After Taxes is defined as the product of Non-GAAP operating income multiplied by the applicable period’s tax rate. These measures should not be considered as an alternative to operating income or net operating profit as an indication of operating performance. These measures are not necessarily comparable to similarly titled measures of other companies.

Adjusted Pro Forma Combined Projections

(in millions)	Q3-Q4 CY2016	CY2017	CY2018	CY2019	CY2020
Non-GAAP Operating Income (1)	$1,163	$2,826	$2,995	$3,139	$3,266
Less: Income Taxes on Non-GAAP Operating Income	$(202)	$(527)	$(557)	$(584)	$(635)
Non-GAAP Net Operating Profit After Taxes	$961	$2,299	$2,437	$2,555	$2,631
Less: Capital Expenditure	$(127)	$(290)	$(306)	$(319)	$(331)
Add: Depreciation	$109	$228	$235	$244	$253
Add: Stock-Based Compensation	$88	$182	$192	$202	$208
Add: (Increase) / Decrease in Working Capital	$24	$(212)	$(55)	$(28)	$(30)
Add: Other Cash Flow Items	$(11)	$170	$63	$65	$60
Unlevered Free Cash Flow	$1,045	$2,378	$2,567	$2,720	$2,790

(1)	Non-GAAP Operating Income is defined as operating income excluding acquisition-related, restructuring, severance and other related charges, and is not a calculation provided for under GAAP. Non-GAAP Net Operating Profit After Taxes is defined as the product of Non-GAAP operating income multiplied by the applicable period’s tax rate. These measures should not be considered as an alternative to operating income or net operating profit as an indication of operating performance. These measures are not necessarily comparable to similarly titled measures of other companies.”

***

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on KLA’s and Lam’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by KLA and Lam, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, KLA’s and Lam’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed mergers; future financial and operating results of the combined company; financial projections of KLA and Lam; and the combined company’s plans, objectives, expectations and intentions with respect to future operations and services.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA or Lam; (5) the ability of KLA and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of KLA’s and Lam’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement on Form S-4, which includes the Joint Proxy Statement/Prospectus, also constitutes a prospectus of Lam, and was filed with the Securities and Exchange Commission (“SEC”) on December 7, 2015, amended on January 12, 2016 and declared effective on January 13, 2016. Each of KLA and Lam provided a definitive joint proxy statement/prospectus to their respective stockholders on or about January 19, 2016. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of their applicable date made. Neither KLA nor Lam undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of KLA, Lam, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to KLA’s overall business, including those more fully described in KLA’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2015 and December 31, 2015, and Lam’s overall business and financial condition, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly reports on Form 10-Q for the fiscal quarters ended September 27, 2015 and December 27, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of KLA and Lam for their consideration. On December 7, 2015, Lam and KLA filed with the SEC a Registration Statement on Form S-4 which was amended on January 12, 2016 and declared effective by the SEC on January 13, 2016. The Registration Statement includes a joint proxy statement of Lam and KLA and a prospectus of Lam, which was mailed by KLA and Lam to their respective stockholders on or about January 19, 2016. KLA and Lam also plan to file other documents with the SEC regarding the proposed transaction. This document is incorporated into the Registration Statement and joint proxy statement/prospectus. Investors and security holders of KLA and Lam are urged to read the definitive Registration Statement and joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety because they contain, or will contain, important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by KLA on KLA’s Investor Relations website (ir.KLA.com) or by writing to KLA Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA), or by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam).

Participants in the Solicitation

KLA, Lam, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from KLA and Lam stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of KLA and Lam stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus that was filed by Lam with the SEC on January 13, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLA-TENCOR CORPORATION

/s/ Bren D. Higgins
Bren D. Higgins
Executive Vice President and Chief Financial Officer

Date: February 5, 2016

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